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03012312

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 8 2003
WASH, D.C.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George Weiss Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Weiss (860) 240-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company P.C.
(Name – *if individual, state last, first, middle name*)

29 South Main Street, West Hartford, CT 06127-2000
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss Associates, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN C. DEL MONACO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS ASSOCIATES, INC.

DECEMBER 31, 2002

GEORGE WEISS ASSOCIATES, INC.

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated statements of financial condition of George Weiss Associates, Inc., as of December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George Weiss Associates, Inc., as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 13, 2003

GEORGE WEISS ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 485,440	$ 146,951
Certificate of deposit	80,000	100,000
Receivable from brokers	10,775,989	10,283,562
Due from related entity	-	788,539
Investment in related entity	13,358,329	14,458,329
Federal income taxes refundable	435,488	-
Prepaid expenses	302,070	236,738
Membership in exchange	21,500	85,000
Property and equipment, net	4,693,406	5,232,599
Other assets	353,677	297,472
Deferred income taxes	1,988,075	1,822,891
Total Assets	$ 32,493,974	$ 33,452,081
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred income taxes	$ 2,687,411	$ 2,611,151
Due to related entity	452,756	-
Accrued expenses and other liabilities	9,172,322	9,277,767
Total liabilities	12,312,489	11,888,918
Stockholder's Equity		
Common stock ($1 par value) 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	5,000	5,000
Retained earnings	20,175,485	21,557,163
Total stockholder's equity	20,181,485	21,563,163
Total Liabilities and Stockholder's Equity	$ 32,493,974	$ 33,452,081

The accompanying notes are an integral part of the consolidated financial statements

GEORGE WEISS ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The consolidated financial statements include the accounts George Weiss Associates, Inc., and its subsidiary. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities.

Investment services are performed for George Weiss & Company LLC and OGI Associates LLC, related entities. These investment services consist of buying and selling stock, securities, options and similar financial products. Also, the Company provides financial research analysis and information services dealing with industry conditions or developments in money and capital markets.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in money market accounts that are considered to be cash equivalents. At December 31, 2002 and 2001, the balance in the money market account was $396,397 and $83,826, respectively.

Investment in Related Entity - The investment in Weiss Family Interests LLC is accounted for using the equity method.

Membership in Exchange - Membership in exchange was carried at $21,500 (cost of $49,003) at December 31, 2002 and $85,000 (cost of $49,003) at December 31, 2001, which represents the market value of the membership.

Property and Equipment - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which are 5 to 10 years for furniture and fixtures and vehicles and equipment, 3 years for software and up to 11 years for leasehold improvements.

Balances of major classes of assets and accumulated depreciation and amortization for the years ended December 31, 2002 and 2001, are as follows:

	2002	2001
Furniture and fixtures	$ 4,633,105	$ 4,370,612
Vehicles and equipment	120,797	123,479
Software	316,436	233,171
Leasehold improvements	2,419,664	2,446,248
	7,490,002	7,173,510
Less accumulated depreciation and amortization	2,796,596	1,940,911
Net Property and Equipment	$ 4,693,406	$ 5,232,599

Depreciation and amortization expense was $1,048,257 for 2002 and $816,101 for 2001.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes. The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. These differences relate primarily to different depreciation methods being used for financial reporting and income tax purposes and the recognition of unrealized appreciation of investments and the benefit of net operating loss and tax credit carryovers.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

Note 2 - **Profit-Sharing Plan:**

The Company sponsors a profit-sharing plan covering substantially all of its employees. Employer contributions are discretionary. Profit-sharing cost totaled $950,898 and $971,249 in 2002 and 2001, respectively.

Note 3 - **Net Capital:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2002, the Company had net capital of $1,085,002, which was $835,002 in excess of required net capital.

Note 4 - **Income Taxes:**

The Company's deferred tax assets and liabilities consisted of the following:

	2002	2001
Deferred tax assets:		
Gross:		
Federal	$ 351,474	$ 544,376
State	1,645,759	1,289,572
	1,997,233	1,833,948
Valuation allowance:		
Federal	-	-
State	9,158	11,057
	9,158	11,057
Net deferred tax assets:		
Federal	351,474	544,376
State	1,636,601	1,278,515
Total Deferred Tax Assets	$ 1,988,075	$ 1,822,891
Deferred tax liabilities:		
Federal	$ 1,742,172	$ 1,704,062
State	945,239	907,089
Total Deferred Tax Liabilities	$ 2,687,411	$ 2,611,151

The components of income tax expense (benefit) were as follows:

	2002	2001
Current:		
Federal	$ (805,274)	$ -
State	99,331	28,488
Total current income tax expense	(705,943)	28,488
Deferred:		
Federal:		
Deferred benefit	(124,527)	(460,575)
Adjustment for enacted changes in tax laws or rates	355,539	-
	231,012	(460,575)
State:		
Deferred benefit	(324,487)	(268,057)
Adjustment for enacted changes in tax laws or rates	4,551	-
	(319,936)	(268,057)
Total deferred income tax benefit	(88,924)	(728,632)
Total Income Tax Benefit	$ (794,867)	$ (700,144)

The Company has $1,644,172 and $10,551,044 of federal and various state net operating loss carryforwards, respectively, expiring between 2003 and 2022. In addition, the Company has $128,850 in charitable contribution carryovers.

Note 5 - **Commitments and Contingent Liabilities:**

The Company leases various office suites with lease periods ending through 2011. The various leases contain provisions for periodic escalations. The remaining annual noncancelable rentals are as follows:

2003	$	2,372,725
2004		2,165,125
2005		2,190,793
2006		2,192,924
2007 and thereafter		8,100,618

The Company is obligated to pay an additional amount to cover operating costs. Rent expense was $2,529,077 in 2002 and $1,922,526 in 2001, including operating costs. As a condition of two of the leases, letters of credit are in place in favor of the lessor totaling $1,346,300 and $1,366,300 for the years ended December 31, 2002 and 2001, respectively.

The Company leased space as a tenant-at-will in New York, New York, through October 31, 2002, with monthly payments of $17,300. During November 2002, the Company signed a one-year agreement through October 31, 2003. Rent expense was $197,900 and $179,501 for the years ended December 31, 2002 and 2001, respectively.

During 2001, the Company had leased space as a tenant-at-will in Hartford, Connecticut, with monthly payments of $2,200. Rent expense was $21,366 for the year ended December 31, 2001.

The Company subleases an office suite located at 660 Madison Avenue, New York, New York. Net rental income was $384,630 and $148,546 for the years ended December 31, 2002 and 2001, respectively. These amounts include additional sublease profits paid back to the landlord. The remaining annual noncancelable rental income is as follows:

2003	$	459,566
2004		459,566
2005		459,566
2006		268,080

Included in other assets are deferred leasing costs of $137,408 on the above sublease. These costs are being amortized over the sublease term on a straight-line basis. Amortization expense totaled $27,482 and $11,451 for the years ended December 31, 2002 and 2001, respectively. Accumulated amortization was $38,932 and $11,451 at December 31, 2002 and 2001, respectively.

Note 6 - **Related Party Transactions:**

The Company received commissions of $3,901,385 and $5,402,434 in 2002 and 2001, respectively, from various partnerships in which George A. Weiss, the sole stockholder of the Company, is a general partner.

The Company is an investor in Weiss Family Interests LLC, in which George A. Weiss, the sole stockholder of George Weiss Associates, Inc., has controlling interest.

The Company has entered into investment service agreements with George Weiss & Company LLC and OGI Associates LLC. The fees for these services, which are included in fee income, are based upon a formula of actual expenses incurred. Investment fees charged during 2002 and 2001 are as follows:

	2002	2001
George Weiss & Company LLC	$ 24,456,092	$ 21,000,007
OGI Associates, LLC	39,094	193,920

At December 31, 2002 and 2001, $452,684 and $-0-, respectively, was due to George Weiss & Company LLC. At December 31, 2002 and 2001, $-0- and $786,419, respectively, was due from George Weiss & Company LLC. Amounts due from OGI Associates LLC totaled $-0- and $2,120 at December 31, 2002 and 2001, respectively. Amounts due to OGI Associates LLC totaled $72 and $-0- at December 31, 2002 and 2001, respectively.

Note 7 - **Investment in Related Entity:**

The Company owned a 12% and 13% interest in Weiss Family Interests LLC (WFI) at December 31, 2002 and 2001, respectively.

A condensed summary of the assets and liabilities of WFI and the results of its operations as of and for the years ended December 31, 2002 and 2001, follows:

	2002	2001
Total Assets	$ 110,133,823	$ 112,905,151
Members' Equity	$ 110,133,823	$ 112,905,151
Investment loss	$ (1,664,520)	$ (4,373,379)
Other expense	6,807	3,866
Net Loss	$ (1,671,327)	$ (4,377,245)

The Company is a priority member in WFI. To the extent WFI has net income for the year, the Company will receive a cumulative priority return equal to 9.34% per annum of their unreturned capital. The Company will receive an additional 5% of the net income up to 5% of their unreturned capital after certain allocations to nonpriority members.

Because of WFI recognizing net losses for the year, there is no income allocated to the Company for the years ended December 31, 2002 and 2001.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of George Weiss Associates, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 13, 2003